UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K

     REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
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For the month of May 2006

Commission File Number: 001-15248

VEOLIA ENVIRONNEMENT
(Exact name of registrant as specified in its charter)

36-38, avenue Kléber
75116 Paris, France
(Address of principal executive offices)

      Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

      Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

    If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

PRESS RELEASE

VEOLIA WATER WINS SLOVAKIA’S FIRST TWO INTERNATIONAL CALLS FOR TENDERS IN WATER SERVICES

Paris, May 17, 2006. Veolia Water has won the first two international calls for tenders issued by local authorities in Slovakia. They cover all water services in the center of Slovakia (the Banska Bystrica district) and in the north of the country (the Poprad district). With these two contracts, Veolia Water will now manage water and wastewater services for 950,000 people in 750 towns and districts and will employ 2,000 people.

The first contract has been awarded by the Banska Bystrica water company (StVS), the public company that covers the central region of Slovakia. It includes water production and distribution, wastewater collection and treatment, and customer relations. The 30-year contract is worth annual revenue of €43 million, for a cumulative total of approximately €1.3 billion over the period.

The second contract has been awarded by the Poprad water company (PVS), the operating company that manages the water and wastewater services of the city and region of Poprad in the north of Slovakia. This contract also covers water production and distribution, wastewater collection and treatment and customer relations, and is also for 30 years. It is worth annual revenue of €17 million, for a cumulative total of €500 million over the period.

“These first two contracts show that the local Slovakian authorities have placed their trust in public-private partnerships. The authorities appreciate the flexibility of this kind of partnership and its capacity to satisfy both their needs and their population’s expectations. The contracts also strengthen Veolia Water’s leadership position in Central Europe. We are now the leading operator in the Slovakian water market, as we are already in the Czech Republic and Hungary,” said Antoine Frérot, Chief Executive Officer of Veolia Water.

Veolia Water, the water division of Veolia Environnement, is the world leader in water and wastewater services. Specialized in outsourcing services for municipal authorities, as well as industrial and service companies, it is also one of the world's major designers of technological solutions and constructor of facilities needed in water and wastewater services. Veolia Water serves 108 million people worldwide. With 70,700 employees, its 2005 revenues amounted to €8.9 billion. www.veoliawater.com

Veolia Environnement (Paris Euronext: VIE and NYSE: VE) is world leader in environmental services. With more than 270,000 employees the company has operations all around the world and provides tailored solutions to meet the needs of industrial and municipal customers in four complementary segments: water management, waste management, energy management and passenger transportation. Veolia Environnement recorded revenue of €25.2 billion in 2005. www.veolia.com

Important disclaimer

Veolia Environnement is a corporation listed on the NYSE and Euronext Paris. This press release contains “forward-looking statements” within the meaning of the provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements, including the risks described in the documents Veolia Environnement has filed with the U.S. Securities and Exchange Commission. Veolia Environnement does not undertake, nor does it have, any obligation to provide updates or to revise any forward-looking statements. Investors and security holders may obtain a free copy of documents filed by Veolia Environnement with the U.S. Securities and Exchange Commission from Veolia Environnement.

Analyst and institutional investor contact: Nathalie Pinon - Tel. +33 1 71 75 01 67

US investor contact: Brian Sullivan - Tel +(1) 630 371 2749

Press release also available on our web site: http://www.veolia-finance.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 24, 2006

VEOLIA ENVIRONNEMENT

By:	/s/ Alain Tchernonog
Name: Alain Tchernonog
Title: General Counsel